Exhibit 99.2

Consolidated financial highlights

Consolidated
($ 000s except per unit data)	Three months ended March 31
	2008	2007	% Change

Revenue (net of royalties and financial derivative
instruments) from continuing operations	$702,215	$558,807	26

Funds flow from COGP operations (1)	$71,142	$46,410	53
Funds flow from Midstream operations (1)	59,252	39,404	50
Funds flow from continuing operations	130,394	85,814	52
Funds flow from discontinued operations (USOGP) (1) (3)	49,836	1,226	3,965
Total funds flow from operations (1)	$180,230	$87,040	107
Per weighted average unit – basic and diluted (2)	$0.71	$0.41	73
Distributions to unitholders	$91,117	$76,271	19
Per unit	$0.36	$0.36	-
Percent of funds flow from operations paid
out as declared distributions (4)	59%	91%	(35)
Net income	$33,616	$43,093	(22)
Per weighted average unit – basic and diluted (2)	$0.13	$0.20	(35)
Capital expenditures (continuing operations)	$84,582	$38,753	118
Oil and gas property acquisitions, net (continuing operations)	$9,019	$8,681	4
Weighted average trust units outstanding (000s)
- Basic	252,919	211,731	19
- Diluted (2)	252,923	211,969	19

Consolidated
	As at	As at
	March 31,	December 31,
($000s)	2008	2007	% Change
Capitalization
Long-term debt (including current portion)	$1,166,809	$1,199,634	(3)
Unitholders’ equity	$1,677,855	$1,708,665	(2)
(1)  Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2)  Includes dilutive impact of unit options and convertible debentures.
(3)  Effective in the first quarter of 2008, Provident's USOGP business is accounted for as discontinued operations (see note 10 of interim consolidated financial statements).
(4)  Calculated as distributions to unitholders divided by funds flow from operations less distributions to non-controlling interests of $24.9 million for the quarter (2007 - $3.6 million).

Provident Energy 2008 First Quarter Results

Operational highlights
	Three months ended March 31,
	2008	2007	% Change
Oil and Gas Production
Daily production - COGP (continuing operations)
Crude oil (bpd)	12,287	8,097	52
Natural gas liquids (bpd)	1,307	1,422	(8)
Natural gas (mcfpd)	83,970	88,928	(6)
COGP oil equivalent (boed) (1)	27,589	24,340	13
USOGP (discontinued operations) oil equivalent (boed) (1)	24,742	8,083	206
Consolidated oil equivalent (boed) (1)	52,331	32,423	61

Average realized price from continuing operations (before realized financial derivative instruments)
Crude oil blend ($/bbl)	$75.06	$51.23	47
Natural gas liquids ($/bbl)	$72.85	$49.02	49
Natural gas ($/mcf)	$7.61	$7.48	2
Oil equivalent ($/boe) (1)	$60.04	$47.24	27
Field netback from continuing operations (before realized financial derivative
instruments) ($/boe)	$36.55	$26.26	39
Field netback from continuing operations (including realized financial
derivative instruments) ($/boe)	$35.37	$25.88	37
Midstream
Midstream NGL sales volumes (bpd)	136,320	125,033	9
EBITDA (000s) (2)	$75,987	$52,853	44
(1)  Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2)  EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items. See "Reconciliation of non-GAAP measures".

Provident Energy 2008 First Quarter Results

Management’s discussion and analysis

The following analysis dated May 8, 2008 provides a detailed explanation of Provident Energy Trust’s (“Provident’s”) operating results for the three months ended March 31, 2008 compared to the same time period in 2007 and should be read in conjunction with the consolidated financial statements of Provident, found later in the interim report.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in two key business segments: Canadian crude oil and natural gas production (“COGP”), and Midstream. Provident’s COGP business produces crude oil and natural gas from seven core areas in the western Canadian sedimentary basin.  The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the first quarter of 2008, Provident’s United States oil and natural gas production (“USOGP”) business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation (see note 10 of interim consolidated financial statements). USOGP produces crude oil and natural gas in California, Wyoming, Texas, Florida, Michigan, Indiana and Kentucky.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit and the Midstream business unit. The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

This analysis contains forward-looking information and statements. See “Forward-looking statements” at the end of the analysis for further discussion.

First quarter highlights

The first quarter highlights section provides commentary for the first quarter 2008 and for corresponding period in 2007.

Effective in the first quarter of 2008, Provident’s United States oil and natural gas production (USOGP) business is accounted for as discontinued operations (see note 10 of interim consolidated financial statements).

Consolidated funds flow from operations and cash distributions

Consolidated	Three months ended March 31,
($ 000s, except per unit data)	2008	2007	% Change

Funds Flow from Operations and Distributions
Funds flow from continuing operations	$130,394	$85,814	52
Funds flow from discontinued operations	49,836	1,226	3,965
Total funds flow from operations	$180,230	$87,040	107
Per weighted average unit - basic and diluted (1)	$0.71	$0.41	73
Declared distributions	$91,117	$76,271	19
Per Unit	0.36	0.36	-
Percent of funds flow from operations distributed (2)	59%	91%	(35)
(1)  Includes dilutive impact of unit options and convertible debentures.
(2)  Calculated as declared distributions to unitholders divided by funds flow from operations less distributions to non-controlling interests of $24.9 million for the quarter (2007 - $3.6 million).

Provident Energy 2008 First Quarter Results

Management uses funds flow from operations to analyze operating performance.  Funds flow from operations represents cash flow from operations before changes in working capital and site restoration expenditures. Provident also reviews funds flow from operations in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed.

Funds flow from operations as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculations of similar measures for other entities. Funds flow from operations as presented is not intended to represent operating cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow from operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital and site restoration expenditures.

First quarter 2008 funds flow from operations was $180.2 million, 107 percent above the $87.0 million recorded in the first quarter of 2007. COGP provided 39 percent of first quarter 2008 funds flow from operations; Midstream added 33 percent and USOGP generated the remaining 28 percent.

COGP 2008 first quarter funds flow from operations was $71.1 million, a 53 percent increase from the $46.4 million recorded in the comparable 2007 quarter. This increase was a result of increased realized crude oil prices combined with higher production due to the acquisitions of Capitol Energy Resources Ltd. on June 19, 2007 (“Capitol”) and Triwest Energy Inc. on December 3, 2007 (“Triwest”), and the successful execution of the internal drilling and development program.

The Midstream business unit contributed $59.3 million to first quarter of 2008 funds flow from operations, 50 percent above the $39.4 million recorded in the comparable 2007 quarter, reflecting a 90 percent increase in gross operating margin. The increase includes a nine percent increase in NGL sales volumes to 136,320 bpd accompanied by higher price-driven per barrel margins, partially offset by an increase in the realized loss on financial derivative instruments.

Funds flow from discontinued operations (USOGP) in the first quarter of 2008 was $49.8 million, compared to $1.2 million in the first quarter of 2007. The increase is primarily driven by increased production due to oil and gas property acquisitions by the MLP in 2007, including the $1.5 billion USOGP natural gas asset acquisition in November 2007, combined with higher commodity prices.

Declared distributions in the first quarter of 2008 totaled $91.1 million compared to $76.3 million of declared distributions in 2007. This represented 59 percent and 91 percent of funds flow from operations, respectively, after distributions to non-controlling interests of $24.9 million (2007 - $3.6 million).  On a segmented basis, the Midstream business, due to its low sustaining capital requirements, effectively contributed 95 percent of its funds flow from operations for distribution in the three months ended March 31, 2008. The remaining distributions were effectively contributed by the oil and natural gas production businesses (COGP and USOGP) representing 36 percent of its funds flow from operations in the first quarter of 2008.

Outlook

The strength of commodity markets for crude oil, natural gas, and natural gas liquids combined with Provident’s portfolio of quality upstream and midstream assets to deliver strong financial results in the first quarter of 2008.

The capital program in the Canadian Oil and Gas Production business is well underway with $79 million invested in the first quarter.  Total capital expenditures for 2008 in the Canadian Oil and Gas Production business are anticipated to be approximately $134 million, although management is evaluating additional opportunities in the asset base which may result in an enhanced capital program for the latter half of the year to capitalize on identified opportunities and high commodity prices. The 2008 winter work program was executed successfully, and although the first quarter had some unanticipated down time, operational results for the business unit were consistent with expectations.  As the second quarter progresses, 2008 average production is anticipated to be consistent with previous guidance in the range of 26,000 to 28,000 boed.  Provident is expecting continued upward pressure on

Provident Energy 2008 First Quarter Results

operating costs for the remainder of 2008 as fuel, power, labour, and maintenance costs are expected to increase due largely to strong commodity prices.

Provident’s Midstream business saw strong demand for NGLs and a favourable price environment resulting in solid financial results in the first quarter of 2008. The Midstream business is cyclical, with stronger demand for NGLs in the winter months than in the summer. In typical years, EBITDA declines in the second quarter compared to the first quarter. As the winter season comes to an end and the demand for heating fuels decline, inventories that have been depleted will begin to be replenished. Midstream spent $5.4 million of its $43 million capital budget in the first quarter of 2008 as construction continues on two new storage caverns at Provident’s Redwater storage and terminalling hub.  Provident continues to assess expanding its storage and truck and rail offloading facilities to support growth opportunities related to the oil sands. The Midstream business expects continued strong performance if the current favourable business environment persists.

On February 5, 2008, Provident announced a strategic sales process of its U.S. Oil and Gas operations. This sale process is ongoing and has resulted in the GAAP requirement to account for the U.S. Oil and Gas Production business as a discontinued operation.

Provident’s net earnings will continue to be impacted by long term unrealized losses on financial derivative instruments if the trend of rising energy prices continues. Provident’s commodity price risk management program is designed to mitigate the impact of volatile commodity prices on cash flow and support stable cash distributions to our unitholders. Provident has delivered stable distributions of $0.12 per month for 4 ½ years. In the Midstream business Provident manages commodity price risk on a five-year time horizon, while in the Canadian Oil and Gas Production business the risk management program has a two-year time horizon. The unrealized gains and losses for these contracts for their full life must be booked against earnings in the current quarter. Management continues to evaluate the effectiveness of the program and the type, duration, and nature of the financial derivative instruments used. Looking forward, Provident plans to use products which allow some level of participation above a floor price.

Provident’s previously announced strategic review of the Canadian Oil and Gas Production and Midstream businesses continues with the objective of defining the optimal structure for its businesses, particularly in response to the federal SIFT (specified investment flow-through) tax legislation and the current challenges of the capital markets. The overall objectives of the strategic review are to enhance unitholder value, improve access to and cost of capital to facilitate growth, and to optimize the structure of our business units to be competitive in advance of the pending 2011 taxation on income trusts. Provident continues to see attractive valuations in the sector and although capital markets have been somewhat tight, Provident believes it will be well positioned in 2008 to assess and execute on growth opportunities in its Canadian Oil and Gas Production and Midstream business units.

Net income
Consolidated	Three months ended March 31,
($ 000s, except per unit data)	2008	2007	% Change

Net income	$33,616	$43,093	(22)
Per weighted average unit
– basic (1) and diluted (2)	$0.13	$0.20	(35)
(1)  Based on weighted average number of trust units outstanding.
(2)  Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan and convertible debentures.

Net income for the first quarter of 2008 was $33.6 million compared to $43.1 million in the comparable 2007 quarter. A $48.7 million, or 47 percent, increase in earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) combined with higher income from discontinued operations and higher future income tax recoveries were more than offset by an $83.1 million change in unrealized loss on financial derivative instruments and increased depletion, depreciation and accretion.

The COGP business segment’s net income was $9.6 million, an increase of $14.1 million compared to the 2007 first

Provident Energy 2008 First Quarter Results

quarter net loss of $4.5 million. The increase was mainly due to increased operating earnings partially offset by increased depletion, depreciation, and accretion resulting from the acquisitions of Capitol and Triwest.

The Midstream segment’s net income was $15.5 million in the first quarter of 2008 as compared to $51.8 million in the first quarter of 2007. A $23.1 million, or 44 percent increase in EBITDA and a future income tax recovery was more than offset by an $83.8 million change in the quarter from unrealized loss on financial derivative instruments.

In the first quarter of 2008, net income from discontinued operations (USOGP) was $8.5 million as compared to 2007 first quarter net loss of $4.2 million. Increased operating earnings were offset by increased unrealized losses on financial derivative instruments.

Provident’s net income figures are impacted by the requirement to “mark-to-market” all unrealized gains and losses associated with financial derivative instruments at a point in time and report these against current period income. Because Provident’s commodity price risk management program extends up to five years into the future in the Midstream segment, net earnings can show substantial quarterly variation that is not necessarily related to current operations.

Reconciliation of non-GAAP measures

The Trust calculates earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure. A reconciliation between EBITDA and (loss) income from continuing operations before taxes follows:

EBITDA Reconciliation	Three months ended March 31,
($ 000s)	2008	2007	% Change
EBITDA	$151,335	$102,609	47
Adjusted for:
Cash interest	(15,449)	(11,900)	30
Unrealized (loss) gain on financial derivative instruments	(62,273)	20,867	-
Depletion, depreciation and accretion and other non-cash expenses	(74,990)	(70,265)	7
(Loss) income from continuing operations before taxes	$(1,377)	$41,311	-

Reconciliation of funds flow from operations to distributions	Three months ended March 31,
	2008	2007	% Change
Cash provided by operating activities	$300,853	$150,571	100
Change in non-cash operating working capital	(122,160)	(64,757)	89
Site restoration expenditures	1,537	1,226	25
Funds flow from operations	180,230	87,040	107
Distributions to non-controlling interests	(24,865)	(3,587)	593
Cash retained for financing and investing activities	(64,248)	(7,182)	795
Distributions to unitholders	91,117	76,271	19
Accumulated cash distributions, beginning of period	1,260,177	926,825	36
Accumulated cash distributions, end of period	$1,351,294	$1,003,096	35
Cash distributions per unit	$0.36	$0.36	-

Provident Energy 2008 First Quarter Results

Taxes
	Three months ended March 31,
($000s)	2008	2007	% Change
Capital tax expense	$482	$258	87
Current and withholding tax expense	5,035	4,558	10
Future income tax recovery	(32,001)	(10,833)	195
	$(26,484)	$(6,017)	340

For the three months ended March 31, 2008, the total income tax recovery was $26.5 million. Based on year-to-date loss before taxes of $1.4 million, the expected income tax recovery was $0.4 million. The difference between the expected recovery and the total tax recovery is primarily a result of deductions allowed when computing taxable income of the Trust for distributions made to unitholders. The Trust is a taxable entity under Canadian income tax law and is currently taxable only on income that is not distributed or distributable to the unitholders until 2011, when the new tax on distributions is in effect. If the Trust distributes all of its taxable income to the unitholders, no current provision for taxes is required by the Trust until 2011. Since inception, the Trust has distributed all of its taxable income to the unitholders. Additionally, interest and royalties are charged by the Trust to its subsidiaries, which are deductible in the computation of taxable income at the incorporated subsidiary level reducing tax pool claims in certain subsidiaries and potentially creating tax loss carry-forwards that result in future income tax recoveries.

Capital taxes in the first quarter totaled $0.5 million, an increase from the $0.3 million expense recorded in the first quarter of 2007. The increase is due to greater production subject to the Saskatchewan resource surcharge.

The current and withholding tax expense of $5.0 million in the first quarter of 2008 compares to $4.6 million in the first quarter of 2007. These taxes arise from the Midstream operations.

The 2008 first quarter future income tax recovery of $32.0 million compares to $10.8 million in the first quarter of 2007. The recovery is primarily a result of increased tax loss carry-forwards generated from interest and royalties charged by the Trust to its subsidiaries.

Interest expense

Continuing operations	Three months ended March 31,
($ 000s, except as noted)	2008	2007	% Change

Interest on bank debt	$12,559	$8,908	41
Interest on convertible debentures	4,984	5,097	(2)
Discontinued operations portion	(2,094)	(2,105)	(1)
Total cash interest	$15,449	$11,900	30

Weighted average interest rate on all long-term debt	5.7%	5.7%	-
Debenture accretion and other non-cash interest expense	1,206	1,215	(1)
Total interest expense	$16,655	$13,115	27

Interest on bank debt increased in 2008 compared to 2007 due to increased capitalization including debt levels, largely resulting from the Capitol acquisition in the second quarter of 2007.

Commodity price risk management program

Provident’s commodity price risk management program is intended to mitigate the volatility of commodity prices and to assist with stabilizing cash flow and distributions. Provident seeks to accomplish this through the use of financial instruments from time to time to reduce its exposure to fluctuations in commodity prices and foreign exchange rates.

Provident Energy 2008 First Quarter Results

In accordance with the Trust’s credit policy, the Trust mitigates associated credit risk by limiting financial derivative transactions with counterparties to approved credit limits.

In the Midstream business, production margins are affected by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate.  Financial market liquidity may not provide sufficient or adequate opportunity to directly manage propane, butane and condensate prices over the longer term. Prices for propane, butane and condensate historically have correlated with prices for crude oil. As a consequence, Provident has entered into natural gas and crude oil financial derivative contracts through March 2013 in order to protect operating margins in the Midstream business. Short term financial derivative instruments directly fixing propane and butane prices have also been executed.

Activity in the First Quarter

A summary of Provident’s risk management contracts executed during the first quarter of 2008 from continuing operations is contained in the following tables:

COGP
		Volume
Year Product		(Buy)/Sell		Terms	Effective Period
2008	Natural Gas	13,840	Gjpd	Puts Cdn $7.65 per gj	April 1 - December 31
2009	Natural Gas	1,000	Gjpd	Puts Cdn $9.40 per gj	January 1 - March 31

Midstream
		Volume
Year Product		(Buy)/Sell		Terms	Effective Period
2008	Crude Oil	(1,393)	Bpd	US $88.53 per bbl (4)	April 1 - June 30
		2,000	Bpd	US $98.31 per bbl	April 1 - December 31
	Propane	1,333	Bpd	US $1.3707 per gallon (4)(6)	April 1 - June 30
		820	Bpd	US $1.425 per gallon (10)(6)	April 1 - May 31
	Normal Butane	250	Bpd	US $1.5925 per gallon (4)(7)	April 1 - June 30
		833	Bpd	US $1.425 per gallon (10)(7)	April 1 - April 30
	ISO Butane	200	Bpd	US $1.6225 per gallon (4)(8)	April 1 - June 30
	Natural Gasoline	(2,000)	Bpd	US $2.1663 per gallon (9)	April 1 - December 31
2009	Crude Oil	2,000	Bpd	US $98.31 per bbl	January 1 - March 31
		496	Bpd	Participating Swap Cdn $85.62 per bbl (Average participation 23% above the floor price)	November 1 - December 31
		250	Bpd	Participating Swap US $86.20 per bbl (Average participation 20% above the floor price)	November 1 - November 30
	Natural Gas	(3,486)	Gjpd	Participating Swap Cdn $8.12 per gj (Average participation 22% below the ceiling price)	November 1 - December 31
	Foreign Exchange			Sell US $646,500 per month @ 1.0040 (5)	November 1 - November 30
	Natural Gasoline	(2,000)	Bpd	US $2.1663 per gallon (9)	January 1 - March 31
2010	Crude Oil	252	Bpd	Participating Swap Cdn $85.31 per bbl (Average participation 23% above the floor price)	January 1 - December 31
		311	Bpd	Participating Swap US $83.91 per bbl (Average participation 22% above the floor price)	September 1 - December 31
	Natural Gas	(2,003)	Gjpd	Participating Swap Cdn $8.02 per gj (Average participation 23% below the ceiling price)	January 1 - December 31
	Foreign Exchange			Sell US $643,067 per month @ 1.009 (5)	September 1 - November 30
				Sell US $629,673 per month @ 1.0165 (5)	November 1 - December 31
2011	Crude Oil	416	Bpd	Participating Swap Cdn $84.38 per bbl (Average participation 25% above the floor price)	October 1 - December 31
	Natural Gas	(2,337)	Gjpd	Participating Swap Cdn $8.28 per gj (Average participation 25% below the ceiling price)	October 1 - December 31
2012	Crude Oil	1,377	Bpd	Participating Swap Cdn $85.88 per bbl (Average participation 26% above the floor price)	February 1 - December 31
		326	Bpd	Participating Swap US $89.68 per bbl (Average participation 28% above the floor price)	March 1 - December 31
	Natural Gas	(9,318)	Gjpd	Participating Swap Cdn $8.55 per gj (Average participation 28% below the ceiling price)	February 1 - December 31
	Foreign Exchange			Sell US $2,016,783 per month @ 1.0119 (5)	March 1 - March 31
				Sell US $681,260 per month @ 0.9850 (5)	May 1 - October 31
				Sell US $1,420,538 per month @ 0.9995 (5)	November 1 - December 31
2013	Crude Oil	1,164	Bpd	Participating Swap Cdn $85.89 per bbl (Average Participation 23% above the floor price)	January 1 - March 31
		489	Bpd	Participating Swap US $93.15 per bbl (Average Participation 20% above the floor price)	January 1 - March 31
	Natural Gas	(9,524)	Gjpd	Participating Swap Cdn $8.87 per gj (Average Participation 22% below the ceiling price)	January 1 - March 31
	Foreign Exchange			Sell US $1,397,250 per month @ 0.9995 (5)	January 1 - March 31

Provident Energy 2008 First Quarter Results

Corporate
Volume
Year Product	(Buy)/Sell Terms	Effective Period
2008 Foreign Exchange	Sell US $5,000,000 @ 0.9994 (5.1)	April 25
	Sell US $2,500,000 @ 1.0125 (5.1)	May 23
(1)	The above table represents a number of transactions entered into over an extended period of time.
(2)	Natural Gas contracts are settled against AECO monthly index.
(3)	Crude Oil contracts are settled against NYMEX WTI calendar average.
(4)	Conversion of Crude Oil BTU positions to liquids.
(5)	US dollar contracts settled against Bank of Canada noon rate average.
(5.1)	US dollar cashflows sold forward.
(6)	Propane contracts are settled against Belvieu C3 TET.
(7)	Normal Butane contracts are settled against Belvieu NC4 NON-TET.
(8)	ISO Butane contracts are settled against Belvieu IC4 NON-TET.
(9)	Natural Gasoline contracts are settled against Belvieu NON-TET Natural Gasoline.
(10)	Midstream inventory price stabilization contracts.

A summary of all of Provident’s contracts in place at March 31, 2008 is available on Provident’s website at www.providentenergy.com.

Settlement of commodity contracts

The following is a summary of the net funds flow from operations to settle commodity contracts (related to continuing operations) during the first quarter of 2008.  For comparative purposes the 2007 amounts are also summarized.

a)	Crude oil

For the quarter ended March 31, 2008, Provident paid $3.9 million (2007 – nil) to settle various oil market based contracts on an aggregate volume of 0.4 million barrels (2007 – 0.2 million barrels). Strong oil prices during the quarter caused the opportunity cost on oil price risk management activities.

It is estimated that if all contracts in place had been settled at March 31, 2008 an opportunity cost of $21.7 million (March 31, 2007 - $1.5 million) would have been incurred.

b)	Natural Gas

For the quarter ended March 31, 2008, Provident received $1.0 million (2007 – paid $0.8 million) to settle various natural gas market based contracts on an aggregate volume of 3.6 million gj’s (2007 – 3.8 million gj’s).

It is estimated that if contracts in place had been settled at March 31, 2008 an opportunity cost of $5.1 million (March 31, 2007 – $3.7 million) would have been incurred.

c)	Midstream

For the quarter ended March 31, 2008 Provident paid $14.4 million (2007 – received $3.2 million) to settle Midstream oil market based contracts on an aggregate volume of 0.2 million barrels (2007 – 0.3 million barrels) and paid $11.0 million (2007 - $4.5 million) to settle Midstream natural gas market based contracts on an aggregate volume of 6.8 million gj’s (2007 – 5.1 million gj’s). A strong “frac spread ratio” between high crude oil prices and relatively low natural gas prices caused this net opportunity cost. In addition, for the first quarter of 2007, Provident paid $5.4 million (2007 – $0.8 million) to settle Midstream NGL market based contracts on an aggregate volume of 1.9 million barrels (2007 – 2.0 million barrels).

It is estimated that if contracts in place had been settled at March 31, 2008 an opportunity cost of $309.6 million (March 31, 2007 – $32.9 million) would have been incurred. These unrealized “mark-to-market” opportunity costs relate to positions with effective periods ranging from 2008 through 2013 and are required to be recognized in the financial statements under generally accepted accounting principles. These

Provident Energy 2008 First Quarter Results

unrealized opportunity costs relate to financial derivative instruments which were entered into in order to manage commodity prices and protect future Midstream product margins. Fluctuations in the market value of these instruments have no impact on funds flow from operations until the instrument is settled.

d)	Foreign exchange contracts

For the quarter ended March 31, 2008, Provident received $2.8 million to settle various foreign exchange based contracts. It is estimated that if contracts in place had been settled at March 31, 2008 an opportunity cost of $0.2 million (March 31, 2007 – nil) would have been incurred.

e)	Interest rate contracts

As at March 31, 2008 the estimated value of contracts in place settled at March 31 interest rates was an opportunity cost of $0.2 million (March 31, 2007 - nil).

Liquidity and capital resources

Continuing operations
($000s)	March 31, 2008	December 31, 2007	% Change

Long-term debt - revolving term credit facility	$889,867	$923,996	(4)
Long-term debt - convertible debentures
(including current portion)	276,942	275,638	-
Working capital deficit (surplus) (1)	23,299	(58,723)	-
Net debt	1,190,108	1,140,911	4

Unitholders' equity (at book value)	1,677,855	1,708,665	(2)
Total capitalization at book value	$2,867,963	$2,849,576	1

Total net debt as a percentage of total book value capitalization	41%	40%	2
(1) The working capital deficit (surplus) excludes balances for the current portion of financial derivative instruments.

Provident operates two business units with similar but not identical monthly cash settlement cycles.  Midstream revenues are received at various times throughout the month. Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit. Provident relies on funds flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

As at March 31, 2008, Provident held non-bank sponsored asset-backed commercial paper amounting to $4.6 million. As at March 31, 2008 these securities have been classified as investments due to a reduction in market liquidity for these investments. Provident does not expect the resolution of the liquidity issues to have a significant impact on its operations.

Long-term debt and working capital

As at March 31, 2008 Provident had drawn on 80 percent of its Canadian term credit facility of $1,125 million. This compares to 81 percent drawn as at December 31, 2007.

At March 31, 2008 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $29.7 million, increasing bank line utilization to 82 percent. The guarantees totaled $31.6 million at December 31, 2007.

Provident’s working capital from continuing operations decreased by $66.1 million as at March 31, 2008 relative to December 31, 2007. This amount includes a $37.1 million increase in accounts payable and accrued liabilities, a $14.4 million decrease in accounts receivable, a $25.7 million decrease in inventory, and a $4.1 million decrease in

Provident Energy 2008 First Quarter Results

prepaid expenses and other current assets, partially offset by a $16.1 million decrease in the current portion of financial derivative instruments.

First quarter funds flow from continuing operations in 2008 was $130.4 million. The ratio of net debt to annualized first quarter funds flow from continuing operations was 2.3 to one, as compared to first quarter 2007 net debt to annualized funds flow from continuing operations of 2.6 to one. The decreased ratio reflects an increase in net debt as well as higher funds flow in both COGP and Midstream.

Trust units

For the quarter ended March 31, 2008 the Trust issued two thousand units on conversion of convertible debentures (2007 – 22 thousand units). An additional one thousand units pursuant to the unit option plan were issued for the quarter ended March 31, 2008 (2007 – 0.5 million units). Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 1.4 million units were elected in the first quarter and were issued or are to be issued representing proceeds of $14.2 million (2007 – 0.9 million units for proceeds of $10.8 million).

At March 31, 2008, management and directors held approximately 0.9 percent of the outstanding units.

Capital expenditures and funding

Continuing operations	Three months ended March 31,
($ 000s)	2008	2007	% Change
Capital Expenditures
Capital expenditures and site restoration expenditures	$(86,119)	$(39,979)	115
Property acquisitions, net	(9,019)	(8,681)	4
Net capital expenditures	$(95,138)	$(48,660)	96

Funded By
Funds flow from continuing operations net of declared distributions
to unitholders	$39,277	$9,543	312
Decrease in long-term debt	(34,565)	(57,502)	(40)
Issue of trust units, net of cost; excluding DRIP	7	4,836	(100)
DRIP proceeds	14,190	10,757	32
Change in working capital, including cash, sale of assets and change
in investments	76,229	81,026	(6)
Net capital expenditure funding	$95,138	$48,660	96

For the comparable quarters Provident has funded its net capital expenditures with funds flow from operations, debt and equity issued from treasury through public offerings and the DRIP (Distribution Re-Investment Program).

Non-cash unit based compensation

Non-cash unit based compensation includes expenses associated with Provident’s restricted and performance unit plan, as well as the unit option plan. Provident accounts for the unit option plan using the fair value of the option at the time of issue. The other unit based compensation is recorded at the estimated fair value of the notional units granted. Compensation expense associated with the plans is recognized in earnings over the vesting period of each plan. The expense associated with each period is recorded as non-cash unit based compensation (a component of general and administrative expense).  A portion is also allocated to operating expense.  Provident recorded unit based compensation expense of $5.3 million for the quarter ended March 31, 2008 (2007 - $4.4 million) included primarily in general and administrative expense. Provident made payments in respect of unit based compensation of $8.3 million in the first quarter of 2008 (2007 - $1.8 million). At March 31, 2008, the current portion of the liability totaled $16.2 million (December 31, 2007 - $9.9 million) and the long-term portion totaled $2.6 million (December 31, 2007 - $12.4 million).

Provident Energy 2008 First Quarter Results

COGP segment review

Crude oil and liquids price

The following prices are net of transportation expense.

COGP	Three months ended March 31,
($ per bbl)	2008	2007	% Change

Oil per barrel
WTI (US$)	$97.90	$58.16	68
Exchange rate (from US$ to Cdn$)	$1.00	$1.17	(15)
WTI expressed in Cdn$	$98.30	$68.14	44

Realized pricing before financial derivative instruments
Crude oil	$75.06	$51.23	47
Natural gas liquids	$72.85	$49.02	49
Crude oil and natural gas liquids	$74.85	$50.90	47

In the first quarter of 2008, COGP’s realized crude oil and natural gas liquids price, prior to the impact of financial derivative instruments, increased by 47 percent to $74.85 per barrel compared to $50.90 in the first quarter of 2007. The 2008 increase was a result of a 68 percent increase in $US WTI crude oil price, partially offset by a stronger Canadian dollar.

Natural gas price

The following prices are net of transportation expense.

COGP	Three months ended March 31,
($ per mcf)	2008	2007	% Change

AECO monthly index (Cdn$ per mcf)	$7.13	$7.40	(4)

Corporate natural gas price per mcf before financial derivative instruments (Cdn$)	$7.61	$7.48	2

COGP’s first quarter 2008 realized natural gas price, before financial derivative instruments, increased two percent as compared to the first quarter of 2007. Provident markets to aggregators and can sell to the market on daily and monthly indices, receiving prices which are based on the heat content of the natural gas. Provident’s realized prices and changes in prices will therefore differ from benchmark indices.

Production

COGP	Three months ended March 31,
	2008	2007	% Change
Daily production
Crude oil (bpd)	12,287	8,097	52
Natural gas liquids (bpd)	1,307	1,422	(8)
Natural gas (mcfd)	83,970	88,928	(6)
Oil equivalent (boed) (1)	27,589	24,340	13
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production increased 13 percent to 27,589 boed during the first quarter of 2008 as compared to 24,340 boed in the comparable 2007 quarter.  The increase in production was primarily a result of the Capitol acquisition that established the Dixonville core area, the Triwest acquisition that added production in Southeast Saskatchewan and internal drilling and development programs, partially offset by natural production declines. Production for the first quarter of 2008 was weighted 51 percent natural gas, and 49 percent crude oil and natural gas liquids, a change from

Provident Energy 2008 First Quarter Results

the 61 percent natural gas, and 39 percent crude oil and natural gas liquids for the first quarter of 2007. The change in the production weighting reflects the oil-weighted acquisitions completed in 2007.

In the first quarter of 2008, the 13 percent production increase compared to the prior year’s quarter was achieved despite production downtime driven primarily by the impact of cold weather on operations and unscheduled natural gas plant turnarounds. Areas affected included Southern Alberta, Northwest Alberta, and Dixonville. In addition, commingling application delays in our shallow gas play in Southwest Saskatchewan have delayed recompletions in this area. Production in Southeast Saskatchewan has increased reflecting the Triwest acquisition volumes and the associated drilling program.

Provident’s COGP production summarized by core areas is as follows:
	Three months ended March 31,
COGP	2008	2007	% Change
Daily Production - by area (boed) (1)
West Central Alberta	6,593	7,105	(7)
Southern Alberta	4,741	5,960	(20)
Northwest Alberta	4,640	4,589	1
Dixonville	3,902	-	-
Southeast Saskatchewan	3,108	1,667	86
Southwest Saskatchewan	1,462	1,859	(21)
Lloydminster	3,143	3,160	(1)
	27,589	24,340	13
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Provident Energy 2008 First Quarter Results

Revenue and royalties

COGP	Three months ended March 31,
($ 000s except per boe and mcf data)	2008	2007	% Change

Oil

Revenue	$83,923	$37,336	125

Realized (loss) gain on financial derivative instruments	(3,929)	13	-
Royalties	(15,073)	(7,112)	112
Net revenue	$64,921	$30,237	115
Net revenue (per barrel)	$58.06	$41.49	40
Royalties as a percentage of revenue	18.0%	19.0%

Natural gas

Revenue	$58,152	$59,880	(3)

Realized gain (loss) on financial derivative instruments	955	(858)	-
Royalties	(11,284)	(10,867)	4
Net revenue	$47,823	$48,155	(1)
Net revenue (per mcf)	$6.26	$6.02	4
Royalties as a percentage of revenue	19.4%	18.1%

Natural gas liquids

Revenue	$8,667	$6,273	38
Royalties	(2,240)	(1,706)	31
Net revenue	$6,427	$4,567	41
Net revenue (per barrel)	$54.02	$35.69	51
Royalties as a percentage of revenue	25.8%	27.2%

Total

Revenue	$150,742	$103,489	46
Realized loss on financial derivative instruments	(2,974)	(845)	252
Royalties	$(28,597)	(19,685)	45
Net revenue	119,171	$82,959	44
Net revenue (per boe)	$47.47	$37.87	25
Royalties as a percentage of revenue	19.0%	19.0%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses.

Quarter over quarter, 2008 COGP net revenue increased by 44 percent to $119.2 million and by 25 percent to $47.47 per boe.  The increases reflect increased crude oil production from the Capitol and Triwest acquisitions and increased realized crude oil and natural gas liquids prices partially offset by a stronger Canadian dollar. Royalties, which are price sensitive and affected by production levels stayed constant as a percentage of revenue in the first quarter of 2008, compared to the first quarter in 2007.  The increase in realized loss on financial derivative instruments to $3.0 million in the first quarter of 2008 from $0.8 million in the comparable 2007 quarter reflects a $0.9 million gain on our natural gas derivative contracts in 2008 offset by a $3.9 million loss on oil derivative contracts in a significantly higher crude oil price environment. The minimal impact of the derivative instruments recognizes the shift to more participating product in the oil and natural gas derivatives portfolio.

Provident Energy 2008 First Quarter Results

Production expenses

COGP	Three months ended March 31,
($ 000s, except per boe data)	2008	2007	% Change

Production expenses	$30,376	$26,261	16
Production expenses (per boe)	$12.10	$11.99	1

First quarter 2008 production expenses increased 16 percent to $30.4 million from $26.3 million in the comparable 2007 quarter. The increase was mainly due to the 13 percent increase in quarter over quarter production. On a per boe basis, production expenses were relatively flat at $12.10 per boe compared to $11.99 per boe in the first quarter of 2007.  The per boe production expenses include additional costs due to unexpected cold weather events and unscheduled natural gas plant turnarounds, further compounded by the associated lost production. The per boe costs also reflect the lower per boe operating cost assets acquired in the Capitol and Triwest acquisitions.

Operating netback

COGP	Three months ended March 31,
($ per boe)	2008	2007	% Change
Netback per boe
Gross production revenue	$60.04	$47.24	27
Royalties	(11.39)	(8.99)	27
Operating costs	(12.10)	(11.99)	1
Field operating netback	36.55	26.26	39
Realized loss on financial derivative instruments	(1.18)	(0.38)	211
Operating netback after realized financial derivative instruments	$35.37	$25.88	37

COGP operating netbacks have transportation expense netted against gross production revenue.

First quarter 2008 field operating netback increased 39 percent to $36.55 per boe from $26.26 per boe in the comparable 2007 quarter. The increase in field operating netback reflects a higher production weighting to crude oil accompanied by an increase in realized crude oil and natural gas liquids prices.  Royalties on a per boe basis increased due to the increase in realized crude oil prices, whereas royalties as a percentage of revenue was consistent with prior year. Operating netbacks after realized financial derivative instruments increased by 37 percent to $35.37 per boe from $25.88 per boe for the quarter, reflecting a realized loss on financial derivative instruments of $1.18 per boe compared to $0.38 per boe realized loss in the comparable quarter in 2007. The minimal impact of the derivative instruments recognizes the shift to more participating product in the oil and gas derivatives portfolio employed in the execution of the Commodity Price Risk Management Program.

General and administrative

COGP	Three months ended March 31,
($ 000s, except per boe data)	2008	2007	% Change

Cash general and administrative	$11,923	$7,237	65
Non-cash unit based compensation	(1,745)	986	-
	$10,178	$8,223	24

Cash general and administrative (per boe)	$4.75	$3.30	44

First quarter 2008 COGP cash general and administrative expenses increased 65 percent to $11.9 million compared to $7.2 million in the first quarter of 2007. On a per barrel basis, cash general and administrative expenses increased 44 percent to $4.75 per boe in 2008 compared to the $3.30 per boe in the first quarter of 2007. First quarter 2008 cash general and administrative expense includes $4.5 million or $1.80 per boe (2007 - $0.9 million or $0.40 per boe) related to payments associated with performance unit based compensation.  The unit based expense was

Provident Energy 2008 First Quarter Results

accrued over a three-year vesting period as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation in the first quarter of 2008, when the payments were made. Excluding these payments, cash general and administrative expenses were $7.4 million, or $2.95 per boe in the first quarter of 2008 compared to $6.3 million or $2.90 per boe in the first quarter of 2007.

Non-cash unit based compensation was a recovery of $1.7 million in the first quarter of 2008 compared to $1.0 million expense in the first quarter of 2007. First quarter 2008 cash payments related to unit based compensation were $4.5 million (2007 - $0.9 million).  Payment of unit based compensation is recorded as cash general and administrative expense with an offsetting reduction in non-cash unit based compensation. Excluding this payment, non-cash unit based compensation was $2.8 million in the first quarter of 2008 (2007 - $1.9 million).

Capital expenditures

COGP	Three months ended March 31,
($ 000s)	2008	2007

Capital expenditures - by category
Geological, geophysical and land	$2,982	$784
Drilling and recompletions	60,688	33,463
Facilities and equipment	11,811	3,258
Other capital	3,677	883
Total additions	$79,158	$38,388

Capital expenditures - by area
West central Alberta	$3,442	$2,716
Southern Alberta	3,723	3,518
Northwest Alberta	35,541	21,893
Dixonville	19,695	-
Southeast Saskatchewan	7,338	422
Southwest Saskatchewan	2,041	8,040
Lloydminster	2,744	972
Office and other	4,634	827
Total additions	$79,158	$38,388

Property acquisitions, net	$9,019	$8,681

During the quarter COGP successfully executed its capital program throughout its core areas. The COGP business unit spent $60.7 million relating to drilling and recompletion activities, drilling 40.0 net wells with 98 percent success. Capital activity in COGP’s newest core area, Dixonville, the winter program in Northwest Alberta and drilling in Southeast Saskatchewan account for 79 percent of COGP’s capital expenditures.

At Dixonville, $19.7 million was spent primarily on drilling and completion activities, consisting of 16.0 net wells drilled. In Northwest Alberta, expenditures of $35.5 million were spent on the 2007/2008 winter capital program resulting in 14.0 net wells drilled, a successful 13.0 net well workover and recompletions program, plus associated facility work. The workovers and recompletions were successful with incremental production to be realized after spring breakup. Southeast Saskatchewan expenditures of $7.3 million were mainly on drilling 5.4 net wells and completion activities targeting light oil. The $12.0 million of capital spent in the remaining core areas included drilling, completion, tie-ins, recompletions, facility upgrades and production optimization activities.

Net property acquisitions of $9.0 million in 2008 include additional working interests related to the Southeast Saskatchewan Triwest assets acquired in 2007.

Provident Energy 2008 First Quarter Results

Depletion, depreciation and accretion (DD&A)
COGP	Three months ended March 31,
($ 000s, except per boe data)	2008	2007	% Change

DD&A	$72,502	$55,298	31
DD&A (per boe)	$28.88	$25.24	14

The COGP DD&A rate of $28.88 per boe for the first quarter of 2008 increased by 14 percent compared to $25.24 per boe for the first quarter of 2007. The increase was primarily as a result of the two acquisitions of Capitol and Triwest in 2007. These recent COGP acquisitions and the Rainbow assets acquired in 2006 differed from earlier acquisitions in that they included significant reserves that were not yet proved.  Since depletion calculations are based on proved reserves, acquisitions with unproved reserves generally result in higher depletion rates.  This phenomenon, combined with the higher cost of acquiring or drilling proved reserves in western Canada in an environment with higher commodity prices and increased drilling costs, will be reflected in the DD&A rate going forward.

In the first quarter of 2008 accretion expense associated with asset retirement obligations was $0.8 million compared to $0.6 million in the comparable period of 2007.

Provident Energy 2008 First Quarter Results

Midstream business segment review

The Midstream business

The Midstream business unit extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers.  The Provident Midstream segment contains three business lines:

Empress East
Redwater West
Commercial Services

Midstream business unit results can be summarized as follows:
	Three months ended March 31,
($ 000s)	2008	2007	% Change

Empress East Margin	$66,480	$31,266	113
Redwater West Margin	40,288	17,522	130
Commercial Services Margin	10,558	13,122	(20)
Gross operating margin	117,326	61,910	90
Realized loss on financial derivative instruments	(27,963)	(2,089)	1,239
Cash general and administrative expenses	(11,859)	(6,968)	70
Foreign exchange (loss) gain and other	(1,517)	-	-
Midstream EBITDA	$75,987	$52,853	44

Gross operating margin

The Empress East business line:

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in Central Canada and the Eastern United States. The margin in this business is determined primarily by the “frac spread ratio”, which is the ratio between crude oil prices and natural gas prices. The higher the ratio, the better this business line will perform. There is also a differential between propane, butane and condensate prices and crude oil prices which can change prices received and margins realized for Midstream products separate from frac spread ratio changes. In the first quarter of 2008, the margin for this business line was $66.5 million (2007 - $31.3 million). This 113 percent increase is the result of approximately six percent higher propane-plus sales volumes at 32 percent higher prices while costs only increased approximately 16 percent. The higher propane plus prices reflect the stronger WTI crude oil price which, when expressed in Canadian dollars, increased by approximately 44 percent in the first quarter of 2008 compared to the first quarter of 2007. Cost of goods sold per unit increased significantly less than revenue as a result of the relatively low natural gas prices.

The Redwater West business line:

The Redwater West business line purchases an NGL mix from various producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta. Because the feedstock for this business line is primarily NGL mix rather than natural gas, the frac spread ratio has a smaller impact on margin than in the Empress East business line. In the first quarter of 2008, the margin for this business line was $40.3 million (2007 -$17.5 million).  The 130 percent increase is the result of approximately 15 percent higher propane plus sales volumes at 37 percent higher prices while the cost increase was approximately 31 percent. The higher propane plus prices reflect the stronger crude oil price in the first quarter of 2008.

Provident Energy 2008 First Quarter Results

The Commercial Services business line:

The Commercial Services business line generates income from relatively stable fee-for-service contracts to provide fractionation, storage, loading, and marketing services to upstream producers. Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this business line.  In the first quarter of 2008, the margin for this business line was $10.5 million (2007 - $13.1 million). The reduction in the margin is due to a few factors including reduced debutanizer margin, reduced loading/offloading revenue, and reduced storage and pipeline revenue. These reductions were caused by factors which were all minor in nature and are not normally expected to re-occur.

Operations – Midstream NGL sales volumes

Midstream sold 136,320 bpd in the first quarter of 2008, up nine percent when compared with 125,033 bpd in the first quarter of 2007.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and funds flow from operations

First quarter 2008 EBITDA increased to $76.0 million from $52.9 million in 2007 reflecting higher operating margins for both the Empress East and Redwater West business lines, partially offset by higher realized losses on financial derivative instruments and higher cash general and administrative expenses. Funds flow from operations for the first quarter of 2008 was $59.3 million, an increase of $19.9 million or 50 percent above the $39.4 million for the first quarter 2007. The increase in funds flow from operations reflects the higher EBITDA.

Cash general and administrative expenses and other were $11.9 million for the first quarter 2008 (2007 - $7.0 million). First quarter 2008 cash general and administrative expenses include $3.8 million (2007 - $0.9 million) related to payments associated with performance unit-based compensation. The expense was accrued over the three-year vesting period as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation in 2008, when the payments were made.  Excluding these payments, cash general and administrative expenses were $8.1 million in the first quarter of 2008, compared with $6.1 million in the same period in 2007.  The increase reflects higher compensation costs as well as costs associated with Provident’s recently announced strategic review process.

Management uses EBITDA to analyze the operating performance of the Midstream business unit.  EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating funds flow from operations or operating profits for the period nor should it be viewed as an alternative to funds flow from operations from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Capital expenditures

Midstream capital expenditures for the first quarter of 2008 totaled $5.4 million. In 2008, $1.3 million was spent on continued development of cavern storage, $2.7 million was spent on sustaining capital requirements and $1.4 million was spent on office furniture, equipment and other.

Provident Energy 2008 First Quarter Results

Discontinued operations (USOGP)

In February 2008, the Trust announced a strategic process respecting the decision to sell the operations that comprise the United States oil and natural gas production (USOGP) business. This business comprises approximately 22 percent ownership of BreitBurn Energy Partners, L.P., a publicly-traded U.S. Master Limited Partnership (“the MLP”). This MLP ownership also includes units held by the General Partner of which Provident owns approximately 96 percent. In addition, Provident owns approximately 96 percent of privately held BreitBurn Energy Company L.P. (“BreitBurn”) which operates assets in California.

Given the sales decision, effective in the first quarter of 2008, the USOGP business is accounted for as discontinued operations.  Discontinued operations (USOGP) includes the consolidated results of 100 percent of the MLP and BreitBurn.  Non-controlling interests are comprised mainly of the public ownership in the MLP, and to a lesser extent the ownership interests of the managers in the MLP and BreitBurn, as well as third party investment in USOGP’s land development project, which commenced in 2006.

The pre-tax book value of these investments at March 31, 2008 was approximately $445 million and the related tax basis approximately $100 million. While it is Provident’s intention to monetize its USOGP investment, there is no certainty that this process will result in any changes to Provident’s ownership of its U.S. holdings.

Provident Energy 2008 First Quarter Results

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:
		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2008
January 24, 2008	February 15, 2008	$0.12	0.12
February 25, 2008	March 14, 2008	0.12	0.12
March 24, 2008	April 15, 2008	0.12	0.12
2008 Cash Distributions paid as declared		$0.36	0.36
2007 Cash Distributions paid as declared		1.44	1.35
2006 Cash Distributions paid as declared		1.44	1.26
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared
– March 2001 – December 2001		2.54	1.64
Inception to March 31, 2008 – Distributions paid as declared		$12.75	9.67
* Exchange rate based on the Bank of Canada noon rate on the payment date.

Foreign ownership

As at March 31, 2008, based on information received from the transfer agent and financial intermediaries, an estimated 85 percent of Provident’s outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt. Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its assets is derived from non-taxable Canadian properties.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation. To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Change in accounting policies

The interim consolidated financial statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the consolidated financial statements of the Trust for the year ended December 31, 2007 and are consistent with policies adopted in the first quarter of 2007, except as described in note 2 of the interim consolidated financial statements.

Provident Energy 2008 First Quarter Results

Business risks

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders, and the ability to grow.  These risks include but are not limited to:

•	capital markets risk and the ability to finance future growth; and
•	the impact of Canadian governmental regulation on Provident, including the effect of the new tax on trust distributions;

The oil and natural gas industry is subject to numerous risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;
•	government and regulatory risk in respect of royalty and income tax regimes;
•	operational risks that may affect the quality and recoverability of reserves;
•	geological risk associated with accessing and recovering new quantities of reserves;
•	transportation risk in respect of the ability to transport oil and natural gas to market;
•	marketability of oil and natural gas;
•	the ability to attract and retain employees; and
•	environmental, health and safety risks.

The midstream industry is also subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders and the ability to grow.  These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price fluctuations;
•	regulatory intervention in determining processing fees and tariffs; and
•	reliance on significant customers.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;
•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;
•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;
•	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on funds flow from operations available for distribution;
•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;
•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;
•	maintaining a low cost structure to maximize funds flow from operations and profitability;
•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

Provident Energy 2008 First Quarter Results

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and
•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for the three months ended March 31, 2008 on both the Toronto Stock Exchange and the New York Stock Exchange:

Q1
TSE – PVE.UN (Cdn$)
High	$11.37
Low	$8.80
Close	$10.95
Volume (000s)	34,702
NYSE – PVX (US$)
High	$11.28
Low	$8.50
Close	$10.60
Volume (000s)	74,533

Forward-looking statements

This MD&A contains forward-looking information or forward-looking statements under applicable securities legislation.  These statements relate to future events or the Trust's future performance.  Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking statements.  In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.  Forward looking statements or information in this MD&A include, but are not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking statements or information. In addition, this MD&A may contain forward-looking statements attributed to third party industry sources.  Undue reliance should not be placed on forward-looking statements or information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;

Provident Energy 2008 First Quarter Results

•	the ability to achieve a consistent level of monthly cash distributions;
•	the impact of Canadian governmental regulation on the Trust;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil and natural gas prices and the impact of such changes on cash flow after hedging;
•	the level of capital expenditures devoted to development activity rather than exploration;
•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's natural gas midstream, NGL processing and marketing business;
•	the growth opportunities associated with the natural gas midstream, NGL processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's natural gas midstream, NGL processing and marketing business.

Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information or forward-looking statements contained in this MD&A include, but are not limited to:

•	general economic conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of new legislation taxing trust income;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to forwarding looking statements and forward looking information contained in this MD&A, the Trust has made assumptions regarding, among other things:

•	future natural gas and crude oil prices;
•	the ability of the Trust to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;

Provident Energy 2008 First Quarter Results

•	regulatory framework regarding royalties, taxes and environmental matters in which the Trust conducts its business;
•	the impact of increasing competition; and
•	the Trust's ability to obtain financing on acceptable terms.
•	the general stability of the economic and political environment in which the Trust operates;
•	the timely receipt of any required regulatory approvals;
•	the ability of the operator of the projects which the Trust has an interest in to operate the field in a safe, efficient and effective manner;
•	field production rates and decline rates;
•	the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of the Trust to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  The forward-looking statements or information contained in this MD&A are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward looking statements or information contained in this MD&A are expressly qualified by this cautionary statement.

Provident Energy 2008 First Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2008
First
Quarter
Financial - consolidated
Revenue (continuing operations)	$702,215
Funds flow from operations	$180,230
Net income	$33,616
Net income per unit - basic and diluted	$0.13
Unitholder distributions	$91,117
Distributions per unit	$0.36

Oil and gas production (continuing operations)
Cash revenue	$122,815
Earnings before interest, DD&A, taxes and other non-cash items	$75,348
Funds flow from operations	$71,142
Net income	$9,591

Midstream services and marketing
Cash revenue	$641,673
Earnings before interest, DD&A, taxes and other non-cash items	$75,987
Funds flow from operations	$59,252
Net income	$15,516

Operating
Oil and gas production (continuing operations)
Light/medium oil (bpd)	10,535
Heavy oil (bpd)	1,752
Natural gas liquids (bpd)	1,307
Natural gas (mcfd)	83,970
Oil equivalent (boed)	27,589

Average selling price net of transportation expense (continuing operations) (Cdn$ )
Crude oil per bbl	$75.06
(before realized financial derivative instruments)
Crude oil per bbl	$71.54
(including realized financial derivative instruments)
Natural gas liquids per barrel	$72.85
Natural gas per mcf	$7.61
(before realized financial derivative instruments)
Natural gas per mcf	$7.74
(including realized financial derivative instruments)

Midstream
Midstream NGL sales volumes (bpd)	136,320

Provident Energy 2008 First Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)			2007
	First	Second	Third	Fourth	Annual
	Quarter (1)	Quarter (1)	Quarter	Quarter	Total
Financial - consolidated
Revenue (continuing operations)	$558,807	$463,995	$494,065	$521,648	$2,038,515
Funds flow from operations	$87,040	$98,503	$105,149	$177,563	$468,255
Net income (loss)	$43,093	$(46,199)	$(35,005)	$68,545	$30,434
Net income (loss) per unit - basic and diluted	$0.20	$(0.21)	$(0.14)	$0.28	$0.13
Unitholder distributions	$76,271	$80,236	$87,782	$89,063	$333,352
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production (continuing operations)
Cash revenue	$84,668	$90,028	$92,419	$101,746	$368,861
Earnings before interest, DD&A, taxes	$49,756	$55,457	$53,530	$63,009	$221,752
and other non-cash items
Funds flow from operations	$46,410	$52,032	$47,143	$58,667	$204,252
Net (loss) income	$(4,510)	$50,429	$(17,807)	$16,953	$45,065

Midstream services and marketing
Cash revenue	$453,272	$397,713	$433,950	$598,963	$1,883,898
Earnings before interest, DD&A, taxes	$52,853	$35,974	$47,425	$89,423	$225,675
and other non-cash items
Funds flow from operations	$39,404	$29,569	$32,350	$77,109	$178,432
Net income (loss)	$51,838	$(142,191)	$(8,630)	$(62,037)	$(161,020)

Operating
Oil and gas production (continuing operations)
Light/medium oil (bpd)	6,428	6,692	8,858	9,483	7,876
Heavy oil (bpd)	1,669	1,918	2,324	1,769	1,921
Natural gas liquids (bpd)	1,422	1,311	1,255	1,277	1,316
Natural gas (mcfd)	88,928	94,437	93,511	92,584	92,378
Oil equivalent (boed)	24,340	25,660	28,022	27,960	26,509

Average selling price net of transportation expense
(continuing operations) (Cdn$)
Crude oil per bbl	$51.23	$53.75	$57.88	$61.75	$56.74
(before realized financial derivative instruments)
Crude oil per bbl	$51.25	$52.77	$55.47	$57.23	$54.53
(including realized financial derivative instruments)
Natural gas liquids per barrel	$49.02	$52.79	$55.47	$63.63	$55.07
Natural gas per mcf	$7.48	$7.27	$4.94	$6.08	$6.42
(before realized financial derivative instruments)
Natural gas per mcf	$7.37	$7.20	$5.63	$6.68	$6.71
(including realized financial derivative instruments)

Midstream
Midstream NGL sales volumes (bpd)	125,033	109,713	112,386	135,981	120,785
(1) Restated - see note 3 to interim consolidated financial statements.

Provident Energy 2008 First Quarter Results

Segmented information by quarter
($ 000s except for per unit and operating amounts)			2006
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total

Financial - consolidated
Revenue (continuing operations)	$522,315	$398,225	$597,082	$505,556	$2,023,178
Funds flow from operations	$78,906	$110,990	$120,089	$122,679	$432,664
Net income (loss)	$24,200	$21,371	$120,850	$(25,501)	$140,920
Net income (loss) per unit - basic	$0.13	$0.11	$0.61	$(0.12)	$0.72
Net income (loss) per unit - diluted	$0.13	$0.11	$0.58	$(0.12)	$0.72
Unitholder distributions	$68,350	$68,572	$70,970	$75,573	$283,465
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production (continuing operations)
Cash revenue	$78,343	$84,118	$75,766	$87,014	$325,241
Earnings before interest, DD&A, taxes	$47,615	$54,746	$45,335	$50,749	$198,445
and other non-cash items
Funds flow from operations	$39,949	$55,490	$41,315	$48,574	$185,328
Net income (loss)	$33,987	$35,094	$22,621	$(8,249)	$83,453

Midstream services and marketing
Cash revenue	$474,515	$367,624	$459,603	$447,244	$1,748,986
Earnings before interest, DD&A, taxes	$32,813	$46,438	$65,958	$74,422	$219,631
and other non-cash items
Funds flow from operations	$26,093	$39,123	$58,618	$60,532	$184,366
Net income (loss)	$(12,284)	$(4,609)	$82,733	$(10,971)	$54,869

Operating
Oil and gas production (continuing operations)
Light/medium oil (bpd)	7,302	6,623	6,640	6,569	6,815
Heavy oil (bpd)	2,506	2,011	2,004	1,838	2,057
Natural gas liquids (bpd)	1,505	1,457	1,310	1,331	1,401
Natural gas (mcfd)	75,840	77,803	78,560	97,489	82,469
Oil equivalent (boed)	23,953	23,058	23,047	25,986	24,018

Average selling price net of transportation expense
(continuing operations) (Cdn$)
Crude oil per bbl	$43.75	$65.92	$54.94	$46.23	$52.45
(before realized financial derivative instruments)
Crude oil per bbl	$42.77	$64.64	$54.09	$45.38	$51.47
(including realized financial derivative instruments)
Natural gas liquids per barrel	$53.89	$54.12	$51.91	$47.46	$51.91
Natural gas per mcf	$7.98	$6.10	$5.90	$6.73	$6.66
(before realized financial derivative instruments)
Natural gas per mcf	$7.82	$6.41	$6.26	$7.15	$6.92
(including realized financial derivative instruments)

Midstream
Midstream NGL sales volumes (bpd)	130,735	100,284	114,839	115,727	115,354

Provident Energy 2008 First Quarter Results